Correspondence

China XD Plastics Company Limited

No. 9 Qinling Road, Yingbin Road Centralized Inudstrial Park,
Harbin Development Zone, Heilongjiang, People’s Republic of China 150078

February 8, 2010

Edward M. Kelly, Esq. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	China XD Plastics Company Limited Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 Filed January 28, 2010 File No. 333-164027

Dear Mr. Kelly:

Thank you for your comment letter dated February 3, 2010 (the “Comment Letter”) with respect to the above-captioned Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 filed on January 28, 2010 of China XD Plastics Company Limited, a Nevada corporation (the “Company”). The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Comment Letter. The Company is hereby submitting for filing via the EDGAR system a Pre-Effective Amendment No. 2 on Form S-3 (the "Registration Statement").

General

1.
We considered your response to prior comment 1, but remain concerned that the offering may be a primary offering on behalf of the issuer given a number of factors, including the offering size, the amount of time since the private placement, the conversion and exercise terms, and nature of the selling shareholders.  We believe that China XD Plastics should reduce significantly the size of the offering relative to the number of outstanding shares held by non-affiliates.  Alternatively, China XD Plastics should identify the selling stockholders as underwriters in the registration statement.

Response to Comment 1:

The Company has amended the Registration Statement to reduce the size of the offering to register only 3,301,739 shares of common stock, representing the shares of common stock issued and issuable upon conversion of the Series C Preferred Stock.

Very truly yours,

China XD Plastics Company Limited

By:   /s/     Taylor Zhang                                                   .
         Name:  Taylor Zhang
         Title:  Chief Financial Officer and Director